Exhibit 3





                                                              February 22, 1999


Lazard Freres & Co., LLC
30 Rockefeller Plaza
New York, New York  10020
Attention:  Matthew J. Lustig
            Gary Ickowicz

Gentlemen:

         Aptco, LLC ("Aptco"), a company formed by affiliates of Douglas Krupp, Whitehall Street Real Estate Limited Partnership XI ("Whitehall") and Blackstone Real Estate Acquisitions III L.L.C. ("Blackstone") hereby makes the following proposal, pursuant to which holders of common stock of Berkshire Realty Company, Inc. ("BRI") would receive, and holders of limited partnership interests ("OP Units") in BRI OP Limited Partnership ("OP") would have the opportunity to receive, $11.05 per share/OP Unit in cash (the "Cash Price") for their respective interests in the Company.

         Our proposal contemplates that the acquisition of BRI would take the form of a merger (the "BRI Merger") pursuant to which BRI would be merged with and into Aptco, with Aptco as the surviving entity of the BRI Merger. Pursuant to the BRI Merger, holders of BRI common stock would receive, in exchange for their stock, an amount of cash per share equal to the Cash Price.

         Contemporaneously with the BRI Merger, a newly formed subsidiary of Aptco would merge with and into OP (the "OP Merger"), with OP as the surviving entity of the OP Merger. Pursuant to the OP Merger, OP Unitholders would be given the choice to elect to receive, in exchange for each of their OP Units, one of the following: (a) cash equal to the Cash Price; (b) a senior preferred equity interest in Aptco with a liquidation preference equal to the Cash Price, which would entitle the holder to receive cumulative preferred distributions of available cash on a senior basis equal to 6% per annum, and would be callable by Aptco after six years or earlier upon a sale of Aptco (whether by merger, initial public offering, sale of all or substantially all of its assets, or otherwise) at a price equal to the liquidation preference; or (c) an equity interest in Aptco that (i) would be subordinate to the senior preferred equity interest described above and to senior subordinated equity interests to be held by Whitehall and Blackstone or their respective affiliates, but would be generally pari passu with the equity interests to be held by Douglas Krupp and his affiliates and (ii) would be callable by Aptco after six years or earlier upon a sale of Aptco (whether by merger, initial public offering, sale of all or substantially all of its assets, or otherwise) at a price equal to the then fair market value of such interest.

         The aggregate purchase price for the acquisition of BRI and OP would be funded with a combination of debt and equity financing. The debt financing would




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consist of a bridge loan to be provided by Goldman Sachs Mortgage Company (an affiliate of Whitehall) pursuant to the attached commitment letter. With respect to the equity financing, affiliates of Douglas Krupp, Whitehall and Blackstone (together with the debt providers, the "Financing Sources") have agreed in principle, subject to the execution of mutually acceptable documentation with respect to Aptco and the conditions set forth below, to provide Aptco with sufficient funds to finance the remaining purchase price and related expenses for the acquisition.

         Upon your acceptance of our proposal as set forth in this letter, we are prepared to work towards immediately finalizing definitive acquisition agreements with BRI and OP, which we would expect to be executed within two weeks time. Such agreements would contain customary representations, warranties, covenants and indemnities (including indemnification of Aptco and its Financing Sources by BRI against claims arising in connection with this transaction). In addition, consummation of the proposed transaction by Aptco would be subject to the conditions set forth in the definitive acquisition agreements, including the following:

         (i) there being no injunction prohibiting or restricting the consummation of any of the transactions described herein, no litigation commenced or threatened by a governmental entity, nor any litigation that could have a material adverse effect with respect to BRI or OP or that could significantly delay the consummation of the BRI or the OP Mergers;

         (ii) execution of an agreement delivered, on or prior to the execution of definitive acquisition agreements, by the holders of a majority in interest of BRI's Series 1997-A Convertible Preferred Stock ("Series A Preferred") consenting to the transactions, including the BRI Merger and the conversion of their shares pursuant to the BRI Merger into an amount of cash equal to 115% of the liquidation preference of such shares;

         (iii) receipt by BRI's Board of Directors of an opinion from a nationally recognized investment banking firm that the consideration to be paid to the holders of BRI stock, Series A Preferred and OP Units is fair, from a financial point of view;

         (iv) approval of the proposed transactions by the respective Boards of Directors of BRI and the general partner of OP, and by the requisite vote of the stockholders of BRI and the OP Unitholders;

         (v) receipt of any regulatory and other third party consents to the transactions, including the financing thereof;




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         (vi) receipt by BRI of a closing agreement with the Internal Revenue
Service, on terms and conditions satisfactory to Aptco, with respect to certain tax matters, and Aptco's satisfaction with respect to certain other tax matters;

         (vii) confirmation that the number of shares of common stock of BRI will not be more than 48,015,000, assuming the exercise of all stock options and the conversion of all OP Units (but without taking into account the conversion of shares of Series A Preferred into shares of BRI common stock);

         (viii) confirmation that investment banking fees, severance costs and legal/accounting expenses of BRI relating to the transaction will not exceed $12 million;

         (ix) inclusion in the BRI Merger agreement of satisfactory "no-shop," "break up fee" and expense reimbursement provisions customary for transactions of this type; and

         (x) other customary conditions to closing.

         The closing of the BRI Merger and OP Merger would not be subject to a due diligence or financing contingency (other than the receipt by Aptco of financing proceeds on the terms and conditions of the commitments from the Financing Sources).

         Accompanying this letter is a draft merger agreement relating to the BRI Merger, and a draft merger agreement relating to the OP Merger. Aptco, together with its financial advisors and legal counsel are prepared to meet with you and your advisors immediately to work on finalizing the enclosed agreements. Of course, at this stage of the process, our proposal is merely an expression of interest and is not intended to be legally binding, and Aptco does not intend to be legally bound to any transaction with BRI or OP until definitive agreements are fully executed.

         We believe Aptco is uniquely positioned to proceed with a transaction in the best interests of BRI stockholders and OP Unitholders on an expeditious basis.

         This letter is intended to be confidential and neither it nor our involvement in pursuing a possible acquisition proposal should be publicly disclosed by BRI or you unless required by law. In the event BRI determines that public disclosure is so required, we request that any public announcement of this proposal be reviewed by Aptco and its advisors prior to its release.

         Pursuant to the confidentiality agreement with you, we hereby advise you that we intend to make the public disclosures required under Section 13(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable.




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         This offer is open until 5:00 p.m. on March 1, 1999, and will expire at that time if not accepted. We look forward to working with you on this proposed transaction.

                                                  Very truly yours,

                                                  APTCO, LLC,
                                                  By its members:


                                                  THE BERKSHIRE COMPANIES
                                                  LIMITED PARTNERSHIP


                                                  By: KGP-1, Inc.


                                                  By: /s/ Douglas Krupp
                                                     --------------------------
                                                     Douglas Krupp
                                                     President


                                                  WHITEHALL STREET
                                                  REAL ESTATE LIMITED
                                                  PARTNERSHIP XI

                                                  By: WH Advisors, L.L.C. XI


                                                  By: /s/ Steven Feldman
                                                     --------------------------



                                                  BLACKSTONE REAL ESTATE
                                                  ACQUISITIONS III L.L.C.


                                                  By: /s/ Thomas J. Saylak
                                                     --------------------------


cc:  Prudential Securities Incorporated
     Real Estate Investment Banking
     One New York Plaza
     New York, New York  10292
     Attention: Scott Schaevitz